                         FIRST CAROLINA INVESTORS, INC.

                                      2003
                                 ANNUAL REPORT

Company Profile
FIRST CAROLINA INVESTORS, INC. AND SUBSIDIARIES

Description of Business

First Carolina Investors (the Company) was organized
December 2, 1971. The
Company is a non-diversified, closed-end management investment company under The Investment Company Act of 1940.
FORM N-SAR

A copy of the Company's December 31, 2003 report on Securities and Exchange Commission Form N-SAR will be furnished without charge to shareholders upon written request directed to the Secretary, First Carolina Investors, Inc., P.O. Box 1827,
Fort Mill, SC 29716
Table of Contents

Management's Discussion and Analysis
  of Financial Conditions and Results
  of Operations......................    1
Management's Report..................    3
Independent Auditors' Report.........    4
Consolidated Financial Statements....    5
Notes to Consolidated Financial
  Statements.........................    9
Financial Highlights.................   14

Quarterly Stock Prices (Boston Stock Exchange and OTC Bulletin Board) and Dividends Paid Per Share

--------------------------------------------------------------------------------

                                      2003
--------------------------------------------------------------------------------

Quarter                              First             Second            Third             Fourth
High Bid                             $85.15            90.50             104.75            76.60
Low Bid                              $84.00            89.50             101.75            70.00
Cash Dividends                       $ 0.50             0.50               0.50            25.00

--------------------------------------------------------------------------------

                                      2002
--------------------------------------------------------------------------------

Quarter                               First             Second            Third             Fourth
High Bid                              $85.10            88.50              84.00            89.00
Low Bid                               $84.10            85.00              83.15            84.00
Cash Dividends                        $ 0.50             0.50               0.50             2.00

--------------------------------------------------------------------------------

There were approximately 346 record holders of Shares of Common Stock at January 2, 2004.

This stock is not actively traded.

Management's Discussion and Analysis of Financial Conditions and Results of Operations
FIRST CAROLINA INVESTORS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

First Carolina Investors, Inc. (the Company) was organized December 2, 1971 as a South Carolina unincorporated business trust. On July 1, 1987 the Company incorporated by merging into a wholly owned subsidiary (First Carolina Investors, Inc.) established solely for this purpose. The Company was incorporated November 24, 1986 under the laws of the State of Delaware.

From the inception of operations through and until December 31, 1975 the Company operated as a real estate investment trust ("REIT") as defined in the Internal Revenue Code. Subsequently the Company became active in land development through both direct ownership and joint ventures as well as investments in equity securities of financial and other entities. Real estate activities continued to be the Company's primary business through the end of 1994. On January 3, 1995 the Company, pursuant to the requirements of The Investment Company Act of 1940, filed notification of registration.

The Company is a closed-end, non-diversified management investment company. As a closed-end, non-diversified management investment company, the Company values assets and liabilities at estimated fair value.

2003 OPERATIONS COMPARED TO 2002

The net asset value of the Company as a result of operations increased by $18,872,305 or $21.48 per share during 2003 as compared to an increase of $525,741 or $0.81 per share during 2002. During 2003, the Company decreased its investments in non-investment grade debentures. At the end of 2003 the value of the Company's investment in M & T Bank Corporation was $24,575,000 compared to $23,805,000 at the end of 2002. Total value of distressed and high yield debt was $18,409,426 at the end of 2003 as compared to $36,061,000 at the end of 2002.

During 2003 the Company reported the sale of 50,000 shares of M & T Bank Corporation resulting in an after tax realized gain of $2,517,000. During 2002, the Company reported the sale of 200,000 shares of M&T Bank Corporation resulting in an after tax realized gain of $9,474,000.

In 2003, the Company purchased $4,381,000 of Mercantile Bankshares Corporation, a regional multibank holding company located in Baltimore, Maryland, at an average price of $38.18 per share. In 2003, the Company, through sales or calls of debentures, reduced its investments in debentures. The Company sold $15,000,000 of Finova Group, Inc. at a gain of $1,877,000. Rose Hill Company called $8,885,000, resulting in a gain of $892,000.

Investment income, net, was $5,341,042 for 2003 as compared to $4,878,796 for 2002. The net gain realized on investments in other companies, net of income taxes, was $4,570,220 in 2003 as compared to $13,217,475 in 2002. The increase in net unrealized appreciation of investments was $8,961,043 in 2003 as compared to a decrease of $17,790,645 in 2002. These components combined to produce a net increase in net assets resulting from operations of $18,872,305 in 2003 compared to an increase of $525,741 in 2002.

At year end net asset value per share was $93.34 in 2003 and $98.36 in 2002.

Dividend income increased during 2003 as compared to 2002. M & T Bank Corporation continues to be the largest contributor to dividend income. Also the purchase of shares of one new stock and the payment of a conversion dividend from preferred to common stock resulted in an increase in dividend income. For additional information, including a detailed list of dividends paid see Note 2 of Notes To Consolidated Financial Statements. At the end of 2003 and 2002, seven of the Company's investees did not pay dividends and are therefore considered non-income producing as compared to eight in 2002.

Interest income for 2003 was $7,660,565 as compared to $7,219,798 for 2002. During 2003 interest income reported from debenture investments was $7,513,066 as compared to $6,941,817 for 2002. The majority of the increase in interest income is due to the Company's investments in distressed and high yield debt purchased at significant discounts to par. Included in the interest income from debenture investments, the interest income from discount accretion on distressed and high yield debt was $3,205,332 in 2003 as compared to $2,831,498 in 2002. Also during 2003, other interest income received from money market fund investments was $147,499 as compared to $277,981 in 2002. Interest on mortgage loans for 2002 was approximately $4,300.

General and administrative expense decreased in 2003 to $100,324 as compared to $123,587 during 2002. For both years personnel costs were a large component of the category and totaled approximately $47,000 in 2003 as compared to $67,500 in 2002. The President and Chairman no longer receives a salary. Instead, the President and Chairman only receives fees as a director. The directors fees were increased in 2003 to include a $10,000 annual retainer per director.

Professional fees increased in 2003 to $328,897, as additional fees were paid to attorneys for various services in connection with the First Union Real Estate and Mortgage Investments litigation.

Other expenses decreased in 2003 to $41,905 as compared to $56,517 during 2002. Other expenses include registrar and transfer agent fees and printing fees.

Gain on sale of real estate, net of income tax, was $220,115 during 2002.

On December 19, 2003 the Company paid a special year-end dividend of $25.00 per share. The Board of Directors declared this special dividend based on the excess liquidity of the Company and the favorable income tax provisions accorded qualifying dividends under The Jobs and Growth Tax Relief Reconciliation Act of 2003.

INTERNAL AND EXTERNAL SOURCES OF LIQUIDITY

The two major components of the Company's source of liquidity are investments in other companies and cash (including short term investments).

INVESTMENTS IN OTHER COMPANIES

While investments in other companies consist mainly of marketable securities, they are considered mid to long term investments.

REAL ESTATE

It is our present policy not to make additional active real estate investments.

CASH, INCLUDING SHORT TERM INVESTMENTS

At December 31, 2003, the Company held net cash and short term investments consisting of a money market mutual fund of $20,356,811, which are highly liquid and accordingly are the Company's best sources of liquidity.

COMMITMENTS FOR CAPITAL EXPENDITURES

While the Company has no contractual commitments to purchase additional equity securities, the Company may from time-to-time make significant investments for this purpose.

The Company's stock repurchase program had been in effect since 1980. As of December, 2003 the Company discontinued repurchasing shares.

CRITICAL ACCOUNTING POLICY

Our accounting and reporting policies are in accordance with accounting principles generally accepted in the United States of America, and they conform to general practices within the industry. The application of these principles involves judgments and the use of estimates based on assumptions that involved uncertainty at the time of estimation. We have identified the policy for valuing investments in securities that are privately held issuers or for which market quotations are reading available as a critical accounting policy. Securities for which market quotations are not readily available are valued at fair value as determined by the pricing committee of the Board of Directors. The pricing committee may consider, if available, financial statements such as balance sheets and statements of operations: business and strategic plans; evaluations of major assets; quality of management; legal, contractual or market restrictions or limitations on sale of securities; and other factors which the pricing committee deems relevant.

SUMMARY

During 2003 the net increase in net assets resulting from operations was $18,872,305 as compared to an increase of $525,741 for 2002. At December 31, 2003 net assets per share are $93.34. This is a decrease of $5.02 per share from the December 31, 2002 net assets per share of $98.36.

--------------------------------------------------------------------------------
Management's Report
FIRST CAROLINA INVESTORS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

The Management of First Carolina Investors, Inc. is responsible for the preparation, integrity and objectivity of the financial statements and other information in the accompanying Annual Report. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and necessarily include some estimates which are based upon Management's judgment.

Management is also responsible for establishing and maintaining a system of internal controls to provide reasonable assurance that assets are safeguarded, transactions are properly executed and financial records are adequate and reliable for the preparation of financial statements.

The system of internal controls, while restricted due to having only one employee, provides for certain divisions of responsibilities. Management monitors the system for compliance and performs analytical reviews for reasonableness. Management believes that, as of December 31, 2003, the Company's system of internal controls is adequate to accomplish the objectives discussed herein.

The Audit Committee of the Board of Directors meets periodically with Management and the independent certified public accountants to review matters relating to the quality of financial reporting, internal accounting control and the results of the annual independent audit. The independent certified public accountants have direct and unlimited access to the Audit Committee with or without Management present.

The accompanying financial statements have been audited by KPMG LLP, independent certified public accountants, in accordance with auditing standards generally accepted in the United States of America. Their audit includes consideration of the Company's system of internal accounting controls in order to establish a basis for reliance thereon in determining the nature, extent and timing of auditing procedures required to support their opinion on the financial statements.

Brent D. Baird
President

Independent Auditors' Report
FIRST CAROLINA INVESTORS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

The Directors and Shareholders
First Carolina Investors, Inc.

We have audited the accompanying consolidated statements of assets and liabilities of First Carolina Investors, Inc. and subsidiaries, including the schedule of investments, as of December 31, 2003 and 2002 and the related consolidated statements of operations, consolidated statements of changes in net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the five-year period then ended. These consolidated financial statements and financial highlights are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. Our procedures included confirmation of securities owned as of December 31, 2003 and 2002, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of First Carolina Investors, Inc. and subsidiaries as of December 31, 2003 and 2002 and the results of their operations and the changes in their net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the five-year period then ended, in conformity with accounting principles generally accepted in the United States of America.

                                         /s/ KPMG LLP
Charlotte, North Carolina
February 13, 2004

                FIRST CAROLINA INVESTORS, INC. AND SUBSIDIARIES
               Consolidated Statements of Assets and Liabilities
                           December 31, 2003 and 2002

                                                             2003          2002
                                                          -----------   ----------
Assets
Investments in securities, at value (note 2) (cost of
   $47,909,686 in 2003 and $67,418,417 in 2002)           $73,728,693   78,725,613
Short term money market investments                        20,356,811   16,459,858
Accrued dividend and interest receivable                      207,212      568,765
Amount due from sale of security                              475,617           --
Other assets (note 3)                                       2,245,950    2,331,315
                                                          -----------   ----------
      Total assets                                         97,014,283   98,085,551
                                                          -----------   ----------

Liabilities
Accounts payable and accrued liabilities (note 4)           2,381,766    2,475,634
Federal and state income taxes payable                      2,484,660    3,349,694
Deferred income taxes payable (note 5)                      9,395,403    2,653,638
                                                          -----------   ----------
      Total liabilities                                    14,261,829    8,478,966
                                                          -----------   ----------

Net Assets                                                $82,752,454   89,606,585
                                                          ===========   ==========
Analysis of Net Assets:
      Net capital paid in on shares of capital stock        8,391,763   10,597,642
      Undistributed net investment income and realized
       gains                                               58,417,454   72,026,749
      Net unrealized appreciation of investments           15,943,237    6,982,194
                                                          -----------   ----------
Net Assets                                                $82,752,454   89,606,585
                                                          ===========   ==========
Net assets per share (3,500,000 no par value common
   shares authorized, 886,679 and 912,306 shares issued,
   886,579 and 910,981, shares outstanding, in 2003 and
   2002, respectively (note 7)                            $     93.34        98.36
                                                          ===========   ==========

See accompanying notes to consolidated financial statements.

                FIRST CAROLINA INVESTORS, INC. AND SUBSIDIARIES
                     Consolidated Statements of Operations
                 For the years ended December 31, 2003 and 2002

                                                          2003           2002
                                                       -----------    -----------
INCOME
Dividends                                              $ 1,088,147      1,068,051
Interest                                                 7,660,565      7,219,798
Other                                                      172,610         15,075
                                                       -----------    -----------
Total income                                             8,921,322      8,302,924
                                                       -----------    -----------
EXPENSES
General and administrative                                 100,324        123,587
Director fees and expenses                                 143,363         72,734
Professional fees                                          328,897        276,351
State and local taxes                                       14,032        107,656
Other                                                       41,905         56,517
                                                       -----------    -----------
Total expenses                                             628,521        636,845
                                                       -----------    -----------
Earnings before income taxes and realized and
   unrealized appreciation on investments                8,292,801      7,666,079
Provision for income taxes (Note 5)                     (2,951,759)    (2,787,283)
                                                       -----------    -----------
Investment income, net                                   5,341,042      4,878,796
Gain on sale of real estate, net of income tax
   expense of $143,621 in 2002                                  --        220,115
Gain realized on investments in other companies,
   net of income tax expense of $2,830,946 in 2003
   and $7,060,465 in 2002                                4,570,220     13,217,475
Change in unrealized appreciation (depreciation) of
   investments for the period, net of deferred
   taxes expense (benefit) of $5,550,768 in 2003
   and $(10,187,122) in 2002                             8,961,043    (17,790,645)
                                                       -----------    -----------
Net increase in net assets resulting from
   operations                                          $18,872,305        525,741
                                                       ===========    ===========

See accompanying notes to consolidated financial statements.

                FIRST CAROLINA INVESTORS, INC. AND SUBSIDIARIES
                Consolidated Statements of Changes in Net Assets
                 For the years ended December 31, 2003 and 2002

                                                                  2003               2002
                                                              ------------        -----------
Increase in net assets from operations
     Investment income, net                                   $  5,341,042          4,878,796
     Realized gain on real estate, net                                  --            220,115
     Realized gain on investments, net                           4,570,220         13,217,475
     Change in unrealized appreciation (depreciation), net       8,961,043        (17,790,645)
                                                              ------------        -----------
          Net increase in net assets resulting from
            operations                                          18,872,305            525,741
Distributions to shareholders of $26.50 per share in 2003
  and $3.50 per share in 2002 from investment income, net
  (Note 8)                                                     (23,520,557)        (3,211,266)
Capital Share Transactions (Note 7)                             (2,205,879)        (1,288,952)
                                                              ------------        -----------
          Total increase (decrease)                             (6,854,131)        (3,974,477)
Net assets
          Beginning of year                                     89,606,585         93,581,062
                                                              ------------        -----------
          End of year (undistributed net investment income
            and realized gains of $58,417,454 in 2003 and
            $72,026,749 in 2002)                              $ 82,752,454         89,606,585
                                                              ============        ===========

See accompanying notes to consolidated financial statements.

                FIRST CAROLINA INVESTORS, INC. AND SUBSIDIARIES
                            SCHEDULE OF INVESTMENTS
                           December 31, 2003 and 2002

                                                                                  2003                       2002
                                                                        ------------------------   ------------------------
                                                                        Principal                  Principal
                                                                          Amount                     Amount
                                                                        or Shares    Fair Value    or Shares    Fair Value
                                                                        ----------   -----------   ----------   -----------
          Common and Preferred Stocks - 75.0% in 2003 and 54.2% in
            2002
          Financial Services
            66.2% in 2003 and 67.2% in 2002
          Coast Financial Holdings, Inc.                                   100,000   $ 1,360,000      100,000   $ 1,100,000
          Evans Bancorp, Inc.                                               67,257     1,520,008       33,600       785,568
**        Finova Group                                                   1,369,494       897,019           --            --
          M & T Bank Corporation                                           250,000    24,575,000      300,000    23,805,000
          Mercantile Bankshares Corporation                                114,750     5,230,305           --            --
          Merchants Group, Inc.                                            121,100     2,884,602      135,000     2,970,000
          Ravensource Fund                                                  28,200       130,586           --            --
          Manufacturing
            13.4% in 2003 and 11.5% in 2002
**        Allied Healthcare Products, Inc.                                 850,000     3,272,500      850,000     2,337,500
**        Amcast Industrial Corporation                                  1,087,900     2,828,540    1,087,900     1,849,430
          Halterm Income Fund                                               58,000       208,046           --            --
**        Sun-Rype Products Ltd.                                           177,200     1,095,096      177,200       732,899
          Services
            7.0% in 2003 and 7.7% in 2002
**        Barrister Global Services Network, Inc.                          159,810           807      159,810        63,924
          Call-Net Enterprises, Inc.                                            --            --      111,889        69,371
          Ecology & Environment, Inc.                                      399,300     3,893,175      399,300     3,170,442
**, +     High Falls Brewery Company, LLC                                  193,900            --      185,000            --
          Diversified
            13.4% in 2003 and 13.6% in 2002
**        Alderwoods Group, Inc.                                           538,313     5,070,908      598,088     2,834,937
          CPAC, Inc.                                                            --            --       28,388       143,388
          Denison Energy, Inc.                                                  --            --      212,025       323,338
          First Union Real Estate Equity and Mortgage Investments
            Preferred Conv Ser A                                            91,000     2,074,800      134,000     2,479,000
          Price Legacy Corporation Series A Pfd                             17,100       277,875           --            --
                                                                                     -----------                -----------
          Total Common and Preferred Stocks (cost of $33,406,338 in
            2003 and $30,523,944 in 2002)                                             55,319,267                 42,664,797
                                                                                     -----------                -----------

          Debentures - 25.0% in 2003 and 45.8% in 2002
          Alderwoods Group, Inc. 11% Senior Secured Notes due 2007              --            --    5,981,158     5,981,158
          Alderwoods Group, Inc. 12.25% Senior Unsecured Notes due
            2009                                                         1,824,700     2,052,787    1,824,700     1,660,477
          Call-Net Enterprises, Inc. 10.625% Senior Secured Notes due
            2009                                                        10,000,000     9,962,500   17,328,177     9,357,216
          Finova Group, Inc. 7.5% Senior Notes due 2009                  5,000,000     3,000,000   20,000,000     6,900,000
          First Union Real Estate Equity & Mortgage Investments 8.875%
            Senior Notes due 2003                                               --            --        2,000         1,861
+         High Falls Brewery Company, LLC 12% Notes due 2008             1,110,000            --    1,110,000       555,000
          Lindsey Morden Group 7% Notes due 2008                         3,500,000     1,733,410           --            --
          Malan Realty Investments, Inc. 9.5% Conv Sub Notes due 2004    1,641,000     1,638,949    3,597,000     3,480,098
          Moran Energy, Inc. 8.75% Sub Notes due 2008                       22,000        21,780       45,000        39,656
          Rose Hills Company 9.5% Senior Sub Notes due 2004                     --            --    8,885,000     8,085,350
                                                                                     -----------                -----------
          Total Debentures (cost of $14,503,348 in 2003 and
            $36,894,473 in 2002)                                                      18,409,426                 36,060,816
                                                                                     -----------                -----------
          Total - 100% (cost of $47,909,686 in 2003 and $67,418,417 in
            2002)                                                                    $73,728,693                $78,725,613
                                                                                     ===========                ===========
+         Fair Value determined by Board of Directors. The fair value of investments determined by the Pricing
          Committee of the Board of Directors totaled $0 in 2003 and $1,655,000 in 2002.
**        Non-Income Producing Securities.
          See accompanying notes to consolidated financial statements.

FIRST CAROLINA INVESTORS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2003
--------------------------------------------------------------------------------

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, FINANCIAL STATEMENT PRESENTATION AND ORGANIZATION

       (a)   Organization

           First Carolina Investors, Inc. was organized December 2, 1971 and subsequently incorporated in the state of Delaware July 1, 1987. On January 3, 1995, First Carolina Investors, Inc. registered as a non-diversified, closed-end management investment company under The Investment Company Act of 1940.

       (b)   Principles of consolidation and financial statement presentation

           The accompanying consolidated financial statements include First Carolina Investors, Inc. and its subsidiaries (the Company), all of which are wholly-owned. In consolidation, all significant intercompany accounts and transactions have been eliminated.

       (c)   Investments in Securities

           The Company records security transactions based on the trade date. Investments in securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price on the day of valuation; other securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price. Securities of privately-held issuers or for which market quotations are not readily available are valued at fair value as determined in good faith by the Company's Pricing Committee of the Board of Directors. In determining fair value, the Pricing Committee of the Board of Directors may consider, if available, financial statements; business and strategic plans; evaluations of major assets; quality of management; legal, contractual or market restrictions or limitations on sale of the securities; and other factors which the directors deem relevant. Realized gains and losses are determined based on the average cost of the securities sold.

           Interest income is recognized on the accrual basis. Dividend income is recognized on the ex-dividend date. Discounts and premiums on debentures are amortized to cost over the life of the debentures at the effective rate of interest.

       (d)   Income taxes

           The Company is subject to federal and state corporate income taxes. The Company files a consolidated federal income tax return. The Company accounts for deferred income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

       (e)   Distributions to Shareholders

           Dividends payable to shareholders are recorded on the declaration date.

       (f)   Management's use of estimates

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of increase and decrease in net assets from operations during the reporting period. Actual results may differ from these estimates.

(2)   INVESTMENTS IN SECURITIES

The Company's investments in common stocks and debentures, which are stated at market value, are as follows:

                                                                           December 31, 2003
                                       ------------------------------------------------------------------------------------------
                                        Principal                                 Gross         Gross
                                        Amount or    Fair Value                 Unrealized   Unrealized
                                         Number      as a % of                   Holding       Holding        Fair      Dividend
                                        of shares    Net Assets      Cost         Gains        Losses        Value       Income
                                       -----------   ----------   -----------   ----------   -----------   ----------   ---------
 Common and Preferred Stocks
-------------------------
 Coast Financial Holdings, Inc.            100,000       1.6%     $ 1,100,000      260,000            --    1,360,000     160,505
 Evans Bancorp, Inc.                        67,257       1.8        1,236,450      283,559            --    1,520,008      31,462
 M & T Bank Corporation                    250,000      29.7          397,580   24,177,420            --   24,575,000     315,000
*Merchants Group, Inc.                     121,100       3.5        1,839,880    1,044,722            --    2,884,602      51,270
*Allied Healthcare Products, Inc.          850,000       4.0        2,391,625      880,875            --    3,272,500          --
*Amcast Industrial Corporation           1,087,900       3.4        9,532,474           --    (6,703,934)   2,828,540          --
 Sun-Rype Products Ltd.                    177,200       1.3          616,969      478,127            --    1,095,096          --
 Barrister Global Services Network,
 Inc.                                      159,810       0.0           91,092           --       (90,285)         807          --
*Ecology & Environment, Inc.               399,300       4.7        2,121,345    1,771,829            --    3,893,175     131,769
*High Falls Brewery Company, LLC           193,900       0.0          564,324           --      (564,324)          --          --
 CPAC, Inc.                                     --        --               --           --            --           --       1,039
 Alderwoods Group, Inc.                    538,313       6.1        6,184,052           --    (1,113,143)   5,070,908          --
 First Union Real Estate Equity &
 Mortgage Investments Preferred Conv
 Ser A                                      91,000       2.5        1,896,854      177,946            --    2,074,800     283,500
 Finova Group                            1,369,494       1.1          457,243      439,775            --      897,019          --
 Halterm Income Fund                        58,000       0.3          186,264       21,782            --      208,046          --
 Mercantile Bankshares Corporation         114,750       6.3        4,380,639      849,666            --    5,230,305     113,602
 Price Legacy Corporation Series A
 Pfd                                        17,100       0.3          277,875           --            --      277,875          --
 Ravensource Fund                           28,200       0.2          131,672           --        (1,086)     130,586          --
 Debentures
---------
 Alderwoods Group, Inc. 12.25% Senior
 Unsecured Notes due 2009              $ 1,824,700       2.5        1,825,334      227,454            --    2,052,788          --
 Call-Net Enterprises, Inc. 10.625%
 Senior Secured Notes due 2008         $10,000,000      12.0        5,562,551    4,399,949            --    9,962,500          --
 Finova Group, Inc. 7.5% Senior Notes
 due 2009                              $ 5,000,000       3.6        2,707,326      292,674            --    3,000,000          --
 Lindsay Morden Group 7% Notes due
 2008                                  $ 3,500,000       2.1        1,680,000       53,410            --    1,733,410          --
 High Falls Brewing Company, LLC 12%
 Notes due 2008                        $ 1,110,000       0.0        1,110,000           --    (1,110,000)          --          --
 Malan Realty Investments, Inc. 9.5%
 Conv Sub Notes due 2004               $ 1,641,000       2.0        1,604,971       33,978            --    1,638,949          --
 Moran Energy, Inc. 8.75% Sub Notes
 due 2008                              $    22,000       0.0           13,166        8,614            --       21,780          --
                                                                  -----------   ----------   -----------   ----------   ---------
                                                                  $47,909,686   35,401,779    (9,582,772)  73,728,693   1,088,147
                                                                  ===========   ==========   ===========   ==========   =========

                                                                           December 31, 2002
                                       ------------------------------------------------------------------------------------------
                                        Principal                                 Gross         Gross
                                        Amount or    Fair Value                 Unrealized   Unrealized
                                         Number      as a % of                   Holding       Holding        Fair      Dividend
                                        of shares    Net Assets      Cost         Gains        Losses        Value       Income
                                       -----------   ----------   -----------   ----------   -----------   ----------   ---------
 Common and Preferred Stocks
-------------------------
*Coast Bank of Florida Preferred           100,000       1.2      $ 1,100,000           --            --    1,100,000          --
 Evans Bancorp, Inc.                        33,600       0.9          607,098      178,470            --      785,568      18,816
 M & T Bank Corporation                    300,000      26.5          477,080   23,327,920            --   23,805,000     365,000
*Merchants Group, Inc.                     135,000       3.3        2,051,021      918,979            --    2,970,000      54,000
 Three Rivers Bancorp, Inc.                     --        --               --           --            --           --     192,224
*Allied Healthcare Products, Inc.          850,000       2.6        2,391,625           --       (54,125)   2,337,500          --
*Amcast Industrial Corporation           1,087,900       2.1        9,532,474           --    (7,683,044)   1,849,430          --
 Sun-Rype Products Ltd.                    177,200       0.8          616,969      115,930            --      732,899          --
 Barrister Global Services Network,
 Inc.                                      159,810       0.1           91,092           --       (27,168)      63,924          --
 Call-Net Enterprises, Inc.                111,889       0.1          675,796           --      (606,425)      69,371          --
*Ecology & Environment, Inc.               399,300       3.5        2,121,346    1,049,096            --    3,170,442     131,888
*High Falls Brewery Company, LLC           193,900       0.0          564,324           --      (564,324)          --          --
 Alderwoods Group, Inc.                    598,088       3.2        6,870,737           --    (4,035,800)   2,834,937          --
 CPAC, Inc.                                 26,388       0.2          174,741           --       (31,353)     143,388      24,723
 Denison Energy, Inc.                      212,025       0.4          457,111           --      (133,773)     323,338          --
 First Union Real Estate Equity &
 Mortgage Investments Preferred Conv
 Ser A                                     134,000       2.8        2,792,530           --      (313,530)   2,479,000     281,400
 Debentures
---------
 Alderwoods Group, Inc. 11% Senior
 Secured Notes due 2007                $ 5,981,158       6.7        5,981,158           --            --    5,981,158          --
 Alderwoods Group, Inc. 12.25% Senior
 Unsecured Notes due 2009              $ 1,824,700       1.9        1,825,334           --      (164,857)   1,660,477          --
 Call-Net Enterprises, Inc. 10.625%
 Senior Secured Notes due 2008         $17,328,177      10.4        8,104,952    1,252,264            --    9,357,216          --
 Excel Legacy Corporation 10% Senior
 Notes due 2004                        $        --       0.0               --           --            --           --          --
 Finova Group, Inc. 7.5% Senior Notes
 due 2009                              $20,000,000       7.7        8,851,945           --    (1,951,945)   6,900,000          --
 First Union Real Estate Equity &
 Mortgage Investments 8.875% Senior
 Notes due 2003                        $     2,000       0.0            2,063           --          (202)       1,861          --
 High Falls Brewing Company, LLC 12%
 Notes due 2008                        $ 1,110,000       0.6        1,110,000           --      (555,000)     555,000          --
 Malan Realty Investments, Inc. 9.5%
 Conv Sub Notes due 2004               $ 3,597,000       3.9        3,329,977      150,121            --    3,480,098          --
 Moran Energy, Inc. 8.75% Sub Notes
 due 2008                              $    45,000       0.0           36,026        3,630            --       39,656          --
 Rose Hills Company 9.5% Senior Sub
 Notes due 2004                        $ 8,885,000       9.0        7,653,018      432,332            --    8,085,350          --
                                                                  -----------   ----------   -----------   ----------   ---------
                                                                  $67,418,417   27,428,742   (16,121,546)  78,725,613   1,068,051
                                                                  ===========   ==========   ===========   ==========   =========

---------------

* Investments in affiliated companies in which the Company owns more than 5% of voting shares.

Cost of purchases and proceeds from sales of investment securities were $7,817,927 and $37,933,139 during 2003 and $24,275,104 and $27,740,910 during
2002. The net gain on sale of investments in other companies was $7,401,166 and $20,277,940 for 2003 and 2002, respectively. Net gains are computed using the average cost method. During 2002, $192,224 of dividend income on securities sold was received.

The U.S. federal income tax basis of the Company's investments at December 31, 2003, was $46,920,421, and net unrealized appreciation for U.S. federal income tax purposes was $26,808,272 (gross unrealized appreciation $36,783,466; gross unrealized depreciation $9,975,194.) The difference between tax basis and the book basis of undistributed income is primarily due to computing gains and losses on investments using the specific identification method for tax and average cost for book purposes.

(3)   OTHER ASSETS

The components of other assets at December 31, 2003 and 2002 are as follows:

                                                                 2003                      2002
                                                              ----------                ----------
Deferred compensation, funded (note 4)                        $2,236,170                $2,319,686
Miscellaneous                                                      9,780                    11,629
                                                              ----------                ----------
                                                              $2,245,950                $2,331,315
                                                              ==========                ==========

The deferred compensation includes amounts owed to affiliate persons pursuant to a deferred compensation plan. The deferred compensation has accrued over nineteen years. Contributions are no longer being made to the plan.

(4)   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities at December 31, 2003 and 2002 are as follows:

                                                                 2003                      2002
                                                              ----------                ----------
Overdrafts                                                    $    4,350                $   17,769
Trade accounts payable                                             2,922                     3,832
Deferred compensation (note 3)                                 2,236,170                 2,319,686
Miscellaneous accruals and payables                              138,324                   134,347
                                                              ----------                ----------
                                                              $2,381,766                $2,475,634
                                                              ==========                ==========

(5)   INCOME TAXES

Total income tax expense (benefit) for the years ended December 31, 2003 and 2002 are allocated as follows:

                                                 2003                             2002
                                     -----------------------------   ------------------------------
                                     Earnings (loss)                 Earnings (loss)
                                         before                          before
                                       Income Tax      Income Tax      Income Tax       Income Tax
                                     ---------------   -----------   ---------------   ------------
Investment income                      $ 8,292,801     $ 2,951,759    $  7,666,079     $  2,787,283
Realized gain on sale of real
  estate                                        --              --         363,736          143,621
Gain realized on investments in
  other companies                        7,401,166       2,830,946      20,277,940        7,060,465
Change in unrealized depreciation
  of investments                        14,511,811       5,550,768     (27,977,767)     (10,187,122)
                                       -----------     -----------    ------------     ------------
                                       $30,205,778     $11,333,473    $    329,988     $   (195,753)
                                       ===========     ===========    ============     ============

The components of Federal and state income tax expense (benefit) from continuing operations are summarized as follows:

                                                             2003                        2002
                                                          -----------                ------------
Current:
     Federal                                              $ 3,998,233                $  8,862,643
     State                                                    593,475                   1,856,096
                                                          -----------                ------------
                                                            4,591,708                  10,718,739
Deferred:
     Federal                                                5,860,488                  (8,890,343)
     State                                                    881,277                  (2,024,149)
                                                          -----------                ------------
                                                            6,741,765                 (10,914,492)
                                                          -----------                ------------
                                                          $11,333,473                $   (195,753)
                                                          ===========                ============

Income tax expense for the years presented was different than the amounts computed by applying the statutory Federal income tax rate to earnings before income taxes. The sources of these differences and the tax effects of each are as follows:

                                                          2003         %        2002         %
                                                       -----------    ----    ---------    -----
Income tax expense at Federal rate                     $10,572,023    35.0    $ 115,496     35.0
State income tax net of Federal tax benefit                958,588     3.2     (109,234)   (33.1)
Dividend exclusion                                        (197,138)   (0.7)    (202,015)   (61.2)
                                                       -----------    ----    ---------    -----
     Provision for income taxes                        $11,333,473    37.5    $(195,753)   (59.3)
                                                       ===========    ====    =========    =====

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2003 and 2002 are presented below:

                                                                  2003          2002
                                                              ------------   -----------
Deferred tax assets:
Other basis differences in securities                         $         --   $   780,659
Deferred compensation liability                                    858,761       890,705
State net operating loss carryforwards                                  --         7,000
                                                              ------------   -----------
Total gross deferred tax assets                                    858,761     1,678,364
Less valuation allowance                                                --        (7,000)
                                                              ------------   -----------
Net deferred tax assets                                            858,761     1,671,364
                                                              ------------   -----------
Deferred tax liabilities:
Investments in securities, principally due to unrealized
  gains on securities                                           (9,875,770)   (4,325,002)
Other basis differences in securities                             (378,394)           --
                                                              ------------   -----------
Total gross deferred tax liabilities                          $(10,254,164)   (4,325,002)
                                                              ------------   -----------
Net deferred tax liability                                    $ (9,395,403)  $(2,653,638)
                                                              ============   ===========

The valuation allowance of $7,000 at December 31, 2002 primarily relates to state net operating loss carry forwards. For 2003 it is management's belief that the realization of the net deferred tax asset is more likely than not based upon the Company's history of taxable income and estimated future income.

The calculation of deferred tax assets and liabilities at the end of each year is based on tax laws and rates enacted for future years. In December 2002, the Company moved its operations from North Carolina to South Carolina, which resulted in an adjustment to the tax rate and cumulative deferred taxes.

Federal and state income tax returns of the Company for 2000 and subsequent years are subject to examination by the Internal Revenue Service and various other taxing authorities.

(6)   NET ASSETS PER SHARE

Net assets per share are based on the number of shares of common stock and common stock equivalents outstanding, after deducting treasury stock, 886,579 at December 31, 2003 and 910,981 on December 31, 2002.

(7)  SHARE REPURCHASE PROGRAM

During 2003 and 2002, the Company repurchased 24,402 and 15,120 shares at an average cost of $90.40 and $86.42 per share, which was an average discount of 14.63% and 14.91% to average net asset value. At December 31, 2003 the Company has repurchased 639,302 shares as treasury shares at a cost of $22,498,467. At December 31, 2003, 639,202 treasury shares were cancelled and retired.

(8)  DISTRIBUTIONS TO SHAREHOLDERS

Four dividends totaling $26.50 and $3.50 per share were declared during the twelve months ended December 31, 2003 and 2002, respectively. The dividends are taxable to stockholders as dividend income.

The Company's directors have adopted a dividend policy to reflect the Company's intention to distribute to shareholders as dividends not less than all undistributed personal holding company income of the Company as defined in the Internal Revenue Code. In the Company's case, the sources of such income are primarily dividends and interest received and, in addition, to include in the fourth quarter dividend an adjusting dividend if necessary to effect a distribution of all undistributed personal holding company income for the fiscal year.

(9)  RELATED PARTY TRANSACTIONS

Each Director receives fees of $2,500 per directors' meeting attended and $1,000 per audit committee meeting attended. In 2003 each Director received an additional $10,000 yearly fee. For the twelve months ended December 31, 2003 and 2002 directors' fees totaled $132,000 and $66,000, respectively.

The Company paid brokerage fees of $12,911 and $33,233 for the year ended December 31, 2003 and 2002, respectively. The Company has executed securities transactions through the brokerage firm of Trubee, Collins and Co., Inc., of which Brent D. Baird, Chairman of the Board and an affiliated person of the Company, is a registered person. Trubee, Collins & Co., Inc. received $4,175 and $2,300 during the year ended December 31, 2003 and 2002, respectively.

--------------------------------------------------------------------------------
Financial Highlights
For the Years Ended December 31
--------------------------------------------------------------------------------

                                                        2003          2002          2001          2000          1999
                                                     ----------    ----------    ----------    ----------    ----------
FINANCIAL HIGHLIGHTS*
Investment income                                    $     9.94    $     9.01    $     4.45    $     4.02    $     2.19
  Expenses (including income taxes)                       (3.99)        (3.71)        (1.97)        (1.53)        (1.71)
                                                     ----------    ----------    ----------    ----------    ----------
  Investment income - net                                  5.95          5.30          2.48          2.49          0.48
  Net realized and unrealized gain (loss) on real
    estate and investments                                15.53         (4.49)         5.09         19.82         (4.19)
                                                     ----------    ----------    ----------    ----------    ----------
  Total from investment operations                        21.48           .81          7.57         22.31         (3.71)
  Distributions from investment income - net             (26.50)        (3.50)        (2.00)        (1.75)        (0.96)
                                                     ----------    ----------    ----------    ----------    ----------
Net increase (decrease) in net asset value                (5.02)        (2.69)         5.57         20.56         (4.67)
Net asset value:
  Beginning of year                                       98.36        101.05         95.48         74.92         79.59
                                                     ----------    ----------    ----------    ----------    ----------
  End of year                                        $    93.34    $    98.36    $   101.05    $    95.48    $    74.92
                                                     ==========    ==========    ==========    ==========    ==========
Market value end of year                             $    76.60    $    84.00    $    82.10    $    74.00    $    63.50
Total Net Assets                                     82,752,454    89,606,585    93,581,062    91,156,411    72,993,361
RATIOS
Ratio of expenses to average net assets                     .66%         0.68%         0.83%         0.71%         2.13%
Ratio of investment income - net to average net
  assets                                                   5.62%         5.18%         2.48%         3.12%         4.24%
Portfolio turnover                                         9.66%        28.47%        42.83%        12.36%         3.29%
Total return based on market price                        23.22%         6.52%        13.74%        16.38%        (5.09)%
AVERAGE SHARES OUTSTANDING                              897,503       921,210       945,592       960,200       997,549

* Per share data is based upon the average number of shares outstanding for the year. The computation assumes that outstanding stock options were exercised and the proceeds used to purchase common stock.

--------------------------------------------------------------------------------
Computation of Net Asset Value per Share
For the Year Ended December 31, 2003 and 2002
--------------------------------------------------------------------------------

                                                               2003                     2002
                                                            -----------              -----------
Net Asset                                                   $82,752,454              $89,606,585
                                                            ===========              ===========
Shares Outstanding                                              886,579                  910,981
                                                            ===========              ===========
Net Asset Value per Share                                   $     93.34              $     98.36
                                                            ===========              ===========

First Carolina Investors, Inc.
--------------------------------------------------------------------------------

DIRECTORS

Brent D. Baird*, ++
 Private Investor

Bruce C. Baird
 President
 Belmont Contracting Co., Inc.

Patrick W.E. Hodgson*+
 President of Cinnamon Investments Ltd. and
 Chairman of Todd Shipyards Corporation

Theodore E. Dann, Jr.+
 Executive Vice President
 Advance Foam Plastics, Inc.

James E. Traynor+
 President
 Clear Springs Development Co., LLC

H. Thomas Webb III*, ++
 Senior Vice-President
 Crescent Resources, Inc.

*Member of Executive Committee
+Member of the Audit Committee
++Member of the Pricing Committee

OFFICERS:

Brent D. Baird
 Chairman
 President

Bruce C. Baird
 Vice President, Secretary

Cynthia Raby
 Assistant Secretary

REGISTRAR, TRANSFER AND DISBURSING AGENT
Continental Stock Transfer and Trust Company
17 Battery Place
New York, NY 10004

INDEPENDENT AUDITORS
KPMG LLP
401 South Tryon Street
Charlotte, NC 28202